United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



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In the Matter of Exelon Corporation                 CERTIFICATE OF NOTIFICATION

File No. 70-9645

Public Utility Holding Company Act of 1935  (PUHCA)

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         Exelon Corporation, a Pennsylvania corporation and registered holding company (Exelon), hereby submits the following Certificate of Notification pursuant to Rule 24. This filing is made pursuant to Exelon's Form U-1 Application-Declaration, as amended (the "Merger U-1") dated October 18, 2000 and the Commission's Order dated October 19, 2000. This certificate reports information concerning associate company services provided during the period from January 1, 2001 through June 30, 2001. Any capitalized terms used herein but not defined have the respective meanings given in the Merger U-1 or in the Commission's Order.

See attached spreadsheet for:

         1.   List of companies providing services;
         2.   List of companies receiving services;
         3.   A description of the type of services provided;
         4.   The dollar amount of the services provided, by category;
         5. A description of the method of charging for services, i.e., cost, or, if permitted, other than cost;
         6. A reference to the agreement under which such services were provided and transfer charges were based.



                                    SIGNATURE

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    August 31, 2001
                                              EXELON CORPORATION


                                              By: /s/ Jean H. Gibson
                                                  ------------------------------
                                                  Vice President and Controller


Exelon Corporation - Rule 24-Cert  -
Associated Company Services -
January 1, through June 30, 2001                           Date Filed: 8/31/2001
--------------------------------------------------------------------------------

       Company                      Company                                            Dollar         Transfer
      Providing                    Receiving                Description                Amount           Price        Controlling
      Services                      Services                Of Services             Of Services       Standard        Agreement
      --------                      --------                -----------             -----------       --------        ---------
Commonwealth Edison
Company              Exelon Business Services Company  Facility Services             $2,438,800         Cost           AIA

Commonwealth Edison
Company              Exelon Business Services Company  Fixed Asset Acctg. Services   $    5,028         Cost           AIA

Commonwealth Edison
Company              Exelon Business Services Company  Fleet Services                $   42,129         Cost           AIA

Commonwealth Edison
Company              Exelon Business Services Company  PIC Pymt Proc. & Exceptions   $   33,289         Cost           AIA

Commonwealth Edison
Company              Exelon Business Services Company  Printing, mail, copying etc   $  279,196         Cost           AIA

Commonwealth Edison
Company              Exelon Business Services Company  Facility Services             $  616,147         Cost           AIA

Commonwealth Edison
Company              Exelon Business Services Company  Fleet Services                $    4,832         Cost           AIA

Commonwealth Edison
Company              Exelon Business Services Company  Printing, mail, copying etc   $   24,373         Cost           AIA

Commonwealth Edison
Company              Exelon Enterprises Company, LLC   Facility Services             $   68,506         Cost           AIA

Commonwealth Edison
Company              Exelon Enterprises Company, LLC   Offsite Fac. Rental Usage     $    2,118         Cost           AIA

Commonwealth Edison
Company              Exelon Enterprises Company, LLC   Offsite Fac. Rental Usage     $    2,118         Cost           AIA

Commonwealth Edison
Company              Exelon Enterprises Company, LLC   PIC Pymt Proc. & Exceptions   $    3,680         Cost           AIA

Commonwealth Edison
Company              Exelon Enterprises Company, LLC   Real Estate Services          $      617         Cost           AIA

Commonwealth Edison
Company              Exelon Generation Company, LLC    Central Mapping (Blueprints)  $  126,726         Cost           SEC Order

Commonwealth Edison
Company              Exelon Generation Company, LLC    Equipment Metering            $1,715,731         Cost           SEC Order

Commonwealth Edison
Company              Exelon Generation Company, LLC    Facility Services             $  140,364         Cost           SEC Order

Commonwealth Edison
Company              Exelon Generation Company, LLC    Fixed Asset Acctg. Services   $   36,323         Cost           SEC Order

Commonwealth Edison
Company              Exelon Generation Company, LLC    Fleet Services                $  469,716         Cost           SEC Order

Commonwealth Edison
Company              Exelon Generation Company, LLC    Legislative Services          $   12,710         Cost           SEC Order

Commonwealth Edison
Company              Exelon Generation Company, LLC    Offsite Fac. Rental Usage     $   15,356         Cost           SEC Order

Commonwealth Edison
Company              Exelon Generation Company, LLC    PIC Pymt Proc. & Exceptions   $      109         Cost           SEC Order

Commonwealth Edison
Company              Exelon Generation Company, LLC    Printing, mail, copying etc   $  131,224         Cost           SEC Order

Commonwealth Edison
Company              Exelon Generation Company, LLC    Real Estate Services          $   45,148         Cost           SEC Order

Commonwealth Edison
Company              PECO Energy Company               Marketing Services            $  236,940         Cost           AIA

Commonwealth Edison
Company              PECO Energy Company               Supply/Purchasing Services    $  156,423         Cost           AIA

Commonwealth Edison
Company              Unicom Mechanical Service Inc.    Energy Consulting Services    $  976,042         Mkt. Rate      AIA

Commonwealth Edison
Company              Unicom Mechanical Service Inc.    Offsite Fac. Rental Usage     $    9,531         Cost           AIA

Commonwealth Edison
Company              UT Holdings, Inc.                 Offsite Fac. Rental Usage     $    3,707         Cost           AIA
                                                                                 --------------
Total                                                                               $ 7,596,882
                                                                                 ==============


Exelon Thermal
 Technologies Inc.   Northwind Midway LLC              Engineering                   $  203,498         Cost           (a)

Exelon Thermal
 Technologies Inc.   Northwind Chicago LLC             District cooling              $  255,000         Market         (b)

Exelon Thermal
 Technologies Inc.   Northwind Chicago LLC             Administrative and general    $  284,193         Cost           (c)

Exelon Thermal
 Technologies Inc.   Northwind Chicago LLC             Engineering                   $  292,675         Cost           (c)

Exelon Thermal
 Technologies Inc.   Northwind Chicago LLC             Plant operators               $  110,373         Market         (c)
                                                                                 --------------
Total                                                                               $ 1,145,739
                                                                                 ==============

(a)      Management Services Agreement between Unicom Thermal Technologies Inc.
         and Northwind Midway, LLC dated June 25, 1999.
(b)      District Cooling System Use Agreement between Unicom Thermal
         Technologies, Inc. and Northwind Chicago LLC dated May 19, 2000.
(c)      Management Services Agreement between Unicom Thermal Technologies Inc.
         and Northwind Chicago LLC dated May 19, 2000.


Northwind Chicago LLC  Exelon Thermal Technologies Inc.  Chilled water              $ 2,753,354         Market         (a)

(a)      Chilled Water Service Agreement between Northwind Chicago LLC and
         Exelon Thermal Technologies Inc. (formerly Unicom Thermal Technologies
         Inc.).


Blair Park
 Services Inc.       PECO Hyperion Telecommunications    Infrastructure services    $   470,877         Market         (a)

(a)      Purchase Order No. 01026797 to Blair Park Services, Inc., commencing
         November 1, 1999.


Exelon
 Infrastructure
 Services of
 Pennsylvania, Inc.  PECO Energy Company                 Construction services      $13,396,876         Market         (a) (b) (c)

(a)      Electric and Gas Supply Operating Agreement between Exelon
         Infrastructure Services of PA, Inc., and PECO Energy Company, dated
         October 1, 1999. SEC Order and MSA.
(b)      Outdoor Lighting Services Operating Agreement between Exelon
         Infrastructure Services of PA, Inc. and PECO Energy Company, dated
         September 23, 1999. SEC Order and MSA.
(c)      Aerial Pole Attachment Process Operating Agreement between PECO Energy
         Distribution Company and Exelon Infrastructure Services, dated November
         1, 1999. SEC Order and MSA.

VSI Group Inc.       PECO Energy Company                 Transfer work and
                                                          meter reading              $9,267,910         Market         (a)

(a) Purchase Order No. 01014646 from PECO Energy Co. to VSI Group, commencing May 1, 1998. SEC Order and MSA.


M.J. Electric, Inc.  Commonwealth Edison Company         Electrical maintenance
                                                          services                  $17,621,971         Market         (a)

(a)      Contracts for continuing electrical maintenance services for from March
         1999 through June 2001. SEC order and AIA.


Unicom Thermal
 Development Inc.    Northwind Aladdin LLC             Administrative and general    $ 190,990          Cost           (a)

Unicom Thermal
 Development Inc.    Northwind Midway LLC              Administrative and general     $ 50,256          Cost           (b)

Unicom Thermal
 Development Inc.    Northwind Las Vegas LLC           Administrative and general     $ 71,581          Cost           (c)

Unicom Thermal
 Development Inc.    Northwind Windsor LLC             Administrative and general     $ 13,547          Cost           (d)

Unicom Thermal
 Development Inc.    Exelon Thermal Technologies Inc.  Administrative and general     $ 81,719          Cost           (e)

Unicom Thermal
 Development Inc.    Northwind Chicago LLC             Administrative and general    $ 557,406          Cost           (f)

Unicom Thermal
 Development Inc.    Unicom Power Holdings inc.        Office rent                    $ 59,677          Cost           (g)

Unicom Thermal
 Development Inc.    Northwind Houston LP              Administrative and general         $ 53          Cost           (h)
                                                                                 --------------
Total                                                                              $ 1,025,229
                                                                                 ==============

(a)      Management Services Agreement between Unicom Thermal Development Inc.
         and Northwind Aladdin LLC dated January 1, 2001. SEC Order.

(b)      Management Services Agreement between Unicom Thermal Technologies Inc.
         and its associates (Unicom Thermal Development Inc.), and Northwind
         Midway, LLC dated June 25, 1999. SEC Order.

(c)      Management Services Agreement between Unicom Thermal Development Inc.
         and Northwind Las Vegas LLC dated January 1, 2001. SEC Order.

(d) Management Services Agreement between Unicom Thermal Technologies Inc., a New Brunswick corporation, and Northwind Windsor LLC dated September
         1, 1997. SEC Order.

(e)      Management Services Agreement between Unicom Thermal Development Inc.
         and Exelon Thermal Technologies Inc. dated March 1, 2001. SEC Order.

(f)      Management Services Agreement between Exelon Thermal Technologies Inc.
         (formerly Unicom Thermal Technologies Inc.) and its associates (Unicom
         Thermal Development Inc.), and Northwind Chicago LLC dated May 19,
         2000. SEC.

(g)      Office Rent Affiliate Level Arrangement between Unicom Thermal
         Development Inc. and Unicom Power Holdings Inc. SEC Order.

(h)      Management Services Agreement between Unicom Thermal Development Inc.
         (formerly Northwind Development Inc.) and Northwind Houston L.P. dated
         February 6, 1997. SEC Order.

Unicom Energy                                          Government Pass Through -
 Services Inc.       Commonwealth Edison Company       Energy Mgmt.                  $ 3,856,206        Market         (a)

Unicom Energy
 Services Inc.       Exelon Energy Company             Energy forecasting               $ 25,180        Cost           (b)
                                                                                    ------------
Total                                                                                $ 3,881,385
                                                                                    ============

(a)      Energy Management Services Agreement between Unicom Energy Services
         Inc. and Commonwealth Edison Company dated December 29, 1998. SEC Order and AIA.

(b)      Energy Forecasting and Monitoring Affiliate Level Arrangement between
         Unicom Energy Services Inc. and Exelon Energy Inc. SEC Order.

Exelon Enterprises
 Company, LLC.       Unicom Energy Services, Inc.      IT Services                    $ 54,775      Cost                   (a)

Exelon Enterprises
 Company, LLC.       Exelon Services Inc.              IT Services                   $ 261,631      Cost                   (a)

Exelon Enterprises
 Company, LLC.       Exelon Energy Inc.                IT Services                   $ 128,135      Cost                   (b)

Exelon Enterprises   Exelon Infrastructure
 Company, LLC.        Services, Inc.                   IT Services                   $ 475,937      Cost                   (c)

Exelon Enterprises   Exelon Infrastructure
 Company, LLC.        Services, Inc.                   Supply services                $ 82,853      Cost       SOW-2-01-01-B (d)

Exelon Enterprises
 Company, LLC.       Exelon Energy Inc.                Marketing                      $ 14,982      Cost       EXENT-MKT-1 (d)

Exelon Enterprises
 Company, LLC.       Unicom Thermal Development Inc.   Administrative and general     $ 98,988      Cost       EXENT-2 (d)
                                                                                   ------------
Total                                                                              $ 1,117,302
                                                                                   ============

(a)      Information Technology Service Level Arrangement between Exelon
         Enterprises Company, LLC and Exelon Services Inc., dated as of June 25,
         2001. SEC Order.

(b)      Affiliate Level Arrangement for IT Strategy, Technology Asset Tracking
         & Reporting, and Videoconferencing. SEC Order.

(c)      Affiliate Level Arrangement for Technology Administration, Technology
         Asset Tracking & Reporting, Long Term Financial System Strategy,
         Disaster Recovery, IT Documentation Services, IT Management Support,
         Procedures Definition, and IT Security Review. SEC Order.

(d)      SEC Order.


AT&T Wireless PCS
 of Philadelphia, LLC   Exelon Business Services Company   Telecommunications service             $ 49,947    Market   (a)

(a)      AT&T Business Select-Master Agreement as amended, between PECO Energy
         Company and AT&T Wireless PCS of Philadelphia, LLC, effective as of
         January 1, 2000. SEC Order.


Exelon Services, Inc.   Commonwealth Edison Company        Governmental Pass Through
                                                           - Energy Management.                $ 8,141,039    Market   (a)

Exelon Services, Inc.   Commonwealth Edison Company        Electrical maintenance services.       $ 22,786    Market   (b)

Exelon Services, Inc.   Commonwealth Edison Company        Installation of security systems.     $ 690,551    Market   (c)

Exelon Services, Inc.   Commonwealth Edison Company        Environmental and electrical
                                                           system installation and maintenance.  $ 185,431    Market   (d)

Exelon Services, Inc.   Exelon Generation Company, LLC     Ventilation System Construction.       $ 14,220    Market   (e)

Exelon Services, Inc.   Exelon Thermal Technologies Inc.   Installation of environmental
                                                           equipment.                            $ 401,658    Market   (f)
                                                                                             -------------
Total                                                                                          $ 9,455,685
                                                                                             =============


(a)      Energy Management Services Agreement between Exelon Services, Inc.
         (formerly Unicom Energy Services Inc.) and Commonwealth Edison Company dated December 29, 1998. SEC and AIA.

(b)      Maintenance Agreement between Exelon Services, Inc. (formerly Midwest
         Mechanical) and ComEd, dated October 19, 1999. SEC and AIA.

(c) Services and Materials Agreement between Commonwealth Edison Company and Exelon Services, Inc. (formerly Access Systems, Inc.), dated March
         6, 2000. SEC and AIA.

(d)      Project Agreement between Exelon Services (dba Midwest Mechanical) and
         Jones Lang LaSalle (agent for Commonwealth Edison Company) dated
         December 2, 2000. SEC and AIA.

(e)      Purchase Order 00018493 dated October 25, 2000, and Contract # 24910.
         SEC Order.

(f)      Purchase Order 5927 and Turnkey Construction Agreement between Exelon
         Thermal Technologies Inc. and Exelon Services Inc. (dba Midwest
         Mechanical) dated June 4, 2001. SEC Order.


PECO Energy Company   Exelon Business Services Company   Purchase of Materials / Logistics        $ 28,986    Cost      MSA
PECO Energy Company   Exelon Business Services Company   Purchase / Lease / Maintain Vehicles     $ 93,575    Cost      MSA
PECO Energy Company   Exelon Business Services Company   Environmental & Lab Services             $ 16,035    Cost      MSA
PECO Energy Company   Exelon Business Services Company   Training: Electrical & Fire               $ 1,224    Cost      MSA
PECO Energy Company   Exelon Business Services Company   Real Estate Purchase & Lease Trans    $ 2,040,208    Cost      MSA
PECO Energy Company   Exelon Business Services Company   Purchase of Materials / Logistics       $ 150,252    Cost      MSA
PECO Energy Company   Exelon Business Services Company   Purchase / Lease / Maintain Vehicles     $ 19,280    Cost      MSA
PECO Energy Company   Commonwealth Edison Company        Purchase of Materials / Logistics     $ 1,453,656    Cost      MSA
PECO Energy Company   Exelon Enterprises Company, LLC    Purchase of Materials / Logistics         $ 3,100    Cost      MSA
PECO Energy Company   Exelon Enterprises Company, LLC    Purchase / Lease / Maintain Vehicles     $ 96,274    Cost      MSA
PECO Energy Company   Exelon Enterprises Company, LLC    Training: Electrical & Fire               $ 1,224    Cost      MSA
PECO Energy Company   Exelon Enterprises Company, LLC    Real Estate Purchase & Lease Trans      $ 538,377    Cost      MSA
PECO Energy Company   Exelon Enterprises Company, LLC    Install & Maintain Substation Equip     $ 178,901    Cost      MSA
PECO Energy Company   Exelon Enterprises Company, LLC    Purchase of Materials / Logistics       $ 454,555    Cost      MSA
PECO Energy Company   Exelon Generation Company          Purchase of Materials / Logistics       $ 123,862    Cost      MSA
PECO Energy Company   Exelon Generation Company          Purchase / Lease / Maintain Vehicles    $ 360,813    Cost      MSA
PECO Energy Company   Exelon Generation Company          Environmental & Lab Services              $ 5,173    Cost      MSA
PECO Energy Company   Exelon Generation Company          Training: Electrical & Fire              $ 75,863    Cost      MSA
PECO Energy Company   Exelon Generation Company          Real Estate Purchase & Lease Trans       $ 26,399    Cost      MSA
PECO Energy Company   Exelon Generation Company          Consulting Services                       $ 1,648    Cost      MSA
PECO Energy Company   Exelon Generation Company          Consulting Services                       $ 2,756    Cost      MSA
                                                                                               -----------
Total                                                                                          $ 5,672,161
                                                                                               ===========


Exelon Generation                                      1. Support AmerGen's nuclear acquisition
 Company, LLC        AmerGen Energy Company            effort, 2.Outline of service provided by
                                                       GENCO to AmerGen                           $ 4,461,550   Cost   SEC Order

Exelon Generation
 Company, LLC        Exelon Energy Delivery - PECO     Calibration, repair, and procurement of
                                                       measuring and testing equipment              $ 187,502   Cost   SEC Order

Exelon Generation
 Company, LLC        Exelon Energy Delivery - ComEd    Maintenance  of the Zion U-1 and U-2
                                                       Synchronous Condensers                       $ 624,665   Cost   SEC Order


Exelon Generation                                      Operate and Maintain 25 cycle Frequency
 Company, LLC        Exelon Energy Delivery - PECO     Converters located at Richmond Station,
                                                       Lamokin and Somerset.                       $1,708,000   Cost   SEC Order

Exelon Generation
 Company, LLC        Exelon Energy Delivery - PECO     Welder training and certification               $4,884   Cost   SEC Order



Exelon Generation
 Company, LLC        Exelon Energy Delivery - PECO.    Training for: compliance, maintenance,
                      Business Services Company        development and implementation, records
                      Oregon Shops                     and administrative activities                     $670   Cost   SEC Order

Exelon Generation
 Company, LLC        Exelon Energy Delivery - PECO     Rental of Eddystone Training Center
                                                       Building                                       $27,000   Cost   SEC Order

Exelon Generation
 Company, LLC        Exelon Energy Delivery- PECO      Troubleshoot and repair custom-built
                                                       underground cable fault locating
                                                       equipment                                       $3,281   Cost   SEC Order
                                                                                               ==============
Total                                                                                             $ 7,017,552
                                                                                               ==============

Acronyms
--------
AIA Affiliated Interests Agreement (Transactions between ComEd and associates)

SEC Order   Order dated October 19, 2000 approving the merger and other associate matters.

MSA         Mutual Services Agreement (Services between PECO and associates)